Laurence H. Midler	11150 Santa Monica Boulevard
Executive Vice President	Suite 1600
General Counsel	Los Angeles, CA 90025

CB Richard Ellis Group, Inc.	310 405 8910 Tel
310 405 8925 Fax

larry.midler@cbre.com
www.cbre.com

October 5, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re:	CB Richard Ellis Group, Inc.

Definitive 14A

Filed April 24, 2007

File No. 1-32205

Dear Ms. Howell:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced definitive 14A proxy statement filed on April 24, 2007 (the “Proxy Statement”) of CB Richard Ellis Group, Inc. (the “Company”) in the letter dated August 21, 2007, addressed to Brett White, President and Chief Executive Officer of the Company. Set forth below are the Staff’s comments and the Company’s responses.

Compensation Committee Interlocks and Insider Participation, page 15

1.	Provide the disclosure required by Item 407(e)(4)(i)(C) of Regulation S-K, rather than simply cross-referencing to the Related Party Transactions Section. This disclosure is required to accompany the identification of the directors in this section.

Company Response

We included this disclosure beginning at page 47 of the Proxy Statement and we intend to include this disclosure in next year’s proxy statement under the heading “Compensation Committee Interlocks and Insider Participation”, as well, pursuant to the comment. Had we

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included the disclosure under this section this year, there would have been no additional disclosures beyond the information provided by cross reference.

Director Independence, page 17

2.	Provide the disclosure required by Item 407(a)(3) of Regulation S-K. For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. The current disclosure simply indicates that the named directors are independent under the standards set forth, but does not address whether any of these transactions, relationships or arrangements were considered in making this determination.

Company Response

We identify the Company’s independent directors on page 11 of the Proxy Statement. They are: Richard Blum, Patrice Marie Daniels, Senator Thomas Daschle, Curtis Feeny, Bradford Freeman, Michael Kantor, Frederic Malek, Jane Su and Gary Wilson. In 2005, the Board of Directors (the “Board”) adopted standards for pre-determining categories of transactions that would not require an independence determination by the Board. These standards are on page 17-18 of the Proxy Statement. In 2006, no specific transactions or relationships fell outside of these categorical standards requiring a separate Board evaluation. In the “Director Independence” section of the 2008 proxy statement, we intend to affirmatively identify whether any transactions or relationships required separate Board evaluation for purposes of an independence determination, and if so the nature of those transactions.

Compensation Discussion and Analysis, page 25

3.	When discussing the compensation program objectives, clarify the policies for allocating between long term and currently paid out compensation and for allocating between cash and non-cash compensation. See Item 402(b)(2)(i) and (ii) of Regulation S-K.

Company Response

We respectfully submit that the disclosures on pages 25-26 of the Proxy Statement sufficiently describe the Company’s existing process for allocating between long term and currently paid out compensation and for allocating between cash and non-cash compensation. The Compensation Committee considers compensation levels among the companies identified

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as peer group companies (“Peer Group Companies”) in the Proxy Statement and our relative performance as compared to those companies when setting the individual components of compensation for our executive officers. (See page 26 of the Proxy Statement)

As discussed in the Proxy Statement, compensation for our CEO, CFO and other named executive officers (“NEOs”) consists of annual base pay, an annual cash performance award and an annual equity award consisting of stock options and restricted stock.

•

Base salaries are generally set at the market median of the Peer Group Companies. We believe the median represents the competitive baseline that must be paid in order to attract and retain the skills and experience necessary for these complex roles.

•	Cash performance awards are intended to incentivize achievement of short and long-term goals.

•	Equity awards are intended to incentivize achievement of long-term goals, align the executive’s interests and incentives with our stockholders’ interests and serve as a retention tool.

The Compensation Committee believes that a significant portion of executive compensation should be in the latter two categories when compared to base salary, which is generally similar to the approach taken by the Peer Group Companies. The Compensation Committee determines the targets for cash performance awards under the Company’s Executive Bonus Plan (the “EBP”) and the amount of specific equity awards based on advice from its outside consultant regarding market parameters within the Peer Group Companies and other subjective factors, including an assessment of business unit financial performance, individual past performance, potential future performance and retention risk. Actual payouts under the EBP will differ from targets based on financial and subjective factors as described below, in the following question and on page 27 of the Proxy Statement. In 2007, achievement of the cash performance award for all executive officers will be based 80% on the satisfaction of financial goals, which are EBITDA-based, and 20% on the achievement of strategic measures. (See pages 26-28 and 30-31 of the Proxy Statement) We intend to include in the 2008 proxy statement disclosure substantially similar to that above.

The Compensation Committee approves financial goals and strategic measures under the EBP for each executive officer in the first quarter of each year. As discussed below in the Company’s response to Question 7, we do not disclose the specific EBITDA targets for the financial goals given their competitively sensitive nature and our concern that disclosure of these goals may provide competitors with insight into our plans.

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Compensation Discussion and Analysis, page 25

4.	You state on page 26 that your “pay practices are highly differentiated based on individual performance, leadership and potential.” Please disclose how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Company Response

Please see our response in the immediately preceding question and the disclosures on pages 26-28 and 30-31 of the Proxy Statement. In addition, we intend to provide in the 2008 proxy statement expanded disclosure of the strategic measures component of the EBP, e.g., depending on the executive officer, historically these have been based on succession planning, development of multi-year business plans, leadership in ethics and diversity efforts, mergers & acquisitions, EBITDA margin, successful recruitment and retention efforts, integration efforts related to acquisitions, management of an efficient budgeting process, and management of planned capital expenditure costs.

Compensation Discussion and Analysis, page 25

5.	We refer you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, Mr. White received the highest base salary of $650,000, which was approximately $150,000 above that of the next highest base salary paid, and approximately $2 million in non-equity incentive plan compensation, which was over $1 million more than the next highest paid award under the plan. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

Company Response

Please see our response in the immediately preceding question. We use the same policy for determining compensation for all NEOs. As discussed above, base salaries are generally set at the market median of the Peer Group Companies. The Compensation Committee sets the size of incentive compensation opportunities (targets) based on advice from

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its outside consultant regarding market parameters within the Peer Group Companies and for the specific position in question. The reason Mr. White’s base salary and annual incentive award were significantly above that of the next highest paid executive is partly a function of the competitive market data, which indicates that CEOs are paid significantly higher than other executives. In addition to market data, the Compensation Committee also considers a number of factors relating to each executive officer, including individual performance, job responsibilities, experience level and ability when setting the compensation of executive officers. The higher compensation of Mr. White as our CEO reflects the Compensation Committee’s view that as CEO, he bears ultimate responsibility for global results and the overall success of the Company. The Compensation Committee believes in a pay-for-performance model, and given the Company’s strong financial performance and resulting benefit to stockholders, that compensation levels were appropriately set.

Compensation Discussion and Analysis, page 25

6.	Disclose in greater detail the role of the CEO in the compensation process. See Item 402(b)(2)(xv) of Regulation S-K.

Company Response

Mr. White meets with the Compensation Committee’s consultant to provide information about the Company and industry helpful in conducting an accurate Peer Group Company benchmarking survey. In addition, Mr. White is given an opportunity to review the consultant’s report to the Compensation Committee and provide the committee with commentary on certain portions of the report. He also attends, at the invitation of the Compensation Committee, portions of its meetings when the performance of the executive officers who report directly to him and other Section 16 officers is discussed. During these meetings, he provides an assessment of their performance and recommends a payout of some or all of the compensation recommended by the compensation consultant. The Compensation Committee makes all ultimate compensation decisions, incorporating both the feedback from the compensation consultant and Mr. White. He does not attend discussions where his performance is evaluated or make recommendations on his own compensation. However, as described on page 27 of the Proxy Statement, he did request that the Compensation Committee re-allocate to certain other executive officers the over-performance portion of his performance award related to his 2006 strategic measures. We intend to expand the disclosure in the 2008 proxy statement to further clarify Mr. White’s role in the compensation process.

Short-term or annual incentive bonuses, page 27

7.	You have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your executive officers to earn their short-term or

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annual incentive compensation. Please disclose the specific target EBITDA used to determine incentive amounts or provide a supplemental analysis as to why such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, you state that 20% of this compensation is based upon strategic measures, which “includes EBITDA margin plus other qualitative measures.” Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. Lastly, we note the statement that your target financial performance, in your opinion, “represents aggressive goal setting.” To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Provide similar disclosure or analysis relating to the financial and strategic measures established for 2007, as referenced on page 31.

Company Response

With respect to financial goal-based performance awards, we believe our specific EBITDA targets are proprietary, competitive information that should not be disclosed publicly. We do, however, provide the breakdown between quantitative and qualitative factors and the quantitative formulae for determining financial goal-based performance awards in the EBP, which is publicly filed with the SEC, and on page 27 of the Proxy Statement. The EBITDA targets used for cash performance awards are approved by the Board as part of the Company’s budget after rigorous review; these targets do not differ from the Board-approved budgets for the Company. The Board believes in good faith that it sets aggressive targets that align the interests of our executive officers with Company goals and provide substantial value to our stockholders upon achievement.

Our strategic measure-based performance awards have, depending on the executive officer, been based on succession planning, development of multi-year business plans, leadership in ethics and diversity efforts, mergers & acquisitions, EBITDA margin, successful recruitment and retention efforts, integration efforts related to acquisitions, management of an efficient budgeting process, and management of planned capital expenditure costs. We intend to clarify this disclosure in the 2008 proxy statement.

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Long term incentives, page 28

8.	It is unclear how the company determines the amount (or formula) for the long-term incentive stock options and restricted stock. The disclosure currently indicates that long-term incentives are targeted at the market median for your peer group. Please clarify and explain whether there are specific objective performance-related factors that are used to determine the incentive awards. These awards are being made pursuant to the 2004 Stock Incentive Plan, which is designed to qualify as “performance based compensation.”

Company Response

As described on page 28 of the Proxy Statement, executive officer grant guidelines are determined by the Compensation Committee. The Compensation Committee’s independent consultant utilizes a benchmarking study to recommend an overall equity target dollar value for each of the executive officers primarily based on the executive’s position within the Company, job performance, future potential and awards made to executives at comparable companies. The Compensation Committee reviews these recommendations and makes the final decision on the size and allocation of the grant.

The link to performance in our long-term incentive grants is prospective in nature. For example, stock options are designed to motivate executives to engage in behaviors that create stockholder value. The stock price must grow above the share price at grant in order for the executive to realize value. Similarly, restricted stock encourages executives to not only contribute to the creation of new stockholder value but also to help maintain and preserve existing stockholder value. Lastly, our equity grants are subject to multi-year vesting schedules, which help us to retain key talent, and ensure our executives take a long-term view with regard to growth in stockholder value. The Compensation Committee’s determination of individual awards is essentially a determination of future potential earnings opportunities, rather than rewards for past performance. The ultimate value earned by the executives will depend on our stockholder return performance after the grants are made.

Changes to our compensation program in 2007

9.	You state that you replaced the compensation consultant in December 2006. Name the prior compensation consultant and discuss their role in the compensation process for 2006. See Item 407(e)(3)(iii) of Regulation S-K.

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Company Response

In December 2006, the Compensation Committee determined to replace its then-outside consultant, Mercer Human Resources Consulting (“Mercer”). Its role in the 2006 compensation process was similar to the role now played by Frederic W. Cook & Co., Inc., the independent compensation consultant named in the Proxy Statement who advised on 2007 compensation. Mercer prepared a benchmarking study based on its review of compensation at and financial performance by a peer group of companies. Mercer met with the Compensation Committee and with management to solicit input on job scope, performance, retention issues and other factors it viewed as relevant. Mercer then prepared a report to the Compensation Committee with recommendations as to compensation of the Section 16 officers. Mercer was not involved in establishing compensation for 2007. We intend to provide in future proxy statements the names of all compensation consultants utilized for the applicable years and a general description of their role.

Summary Compensation Table, page 32

10.	Mr. Nugent was Executive Vice-President of your subsidiary CB Richard Ellis Inc. as of your annual report for 2005. It appears that it may be appropriate to include Mr. Nugent in the table. We direct your attention to Instruction 2 to Item 402(a)(3) of Regulation S-K regarding the inclusion of an executive officer of a subsidiary. In addition, if Mr. Nugent is no longer Executive Vice-President for your subsidiary, he may fall within the requirements of Item 402(a)(3)(iv). Please tell us what consideration you gave to this matter.

Company Response

Mr. Nugent is a real estate broker with a subsidiary of the Company and was until this year the broker-employee representative to the Board. Among our broker population, we use honorary titles that recognize the individual’s financial performance in prior years. However, Mr. Nugent is not an officer and his title is not an executive title for purposes of authority or policy setting within our organization. Rather, our line of business and functional unit leaders and other managers hold Company operational executive titles with concurrent authority. As a result, we respectfully submit that inclusion of Mr. Nugent in the Summary Compensation Table would not be appropriate. In addition, Mr. Nugent is no longer on the Board and the Company no long nominates a broker-employee representative for election to the Board.

Non -Qualified Deferred Compensation, page 40

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11.	Clarify the type(s) of compensation permitted to be deferred, and any limitations (by percentage of compensation or otherwise) on the extent to which deferral is permitted. See Item 402(i)(3)(i) of Regulation S-K.

Company Response

The Company’s current deferred compensation plan (“Current DCP”) is available to any employee or full time independent contractor earning $200,000 or more (“HCE”) of the Company or its subsidiaries, including the NEOs. Salaries, commissions and cash bonuses of our executive officers and all other HCEs are permitted to be deferred under the Current DCP. There are no deferral limitations. An eligible participant may defer from 0% to 100% of their cash compensation, except to the extent necessary to pay FICA tax and various other items. We intend to expand the disclosure in the 2008 proxy statement to further describe the Company’s deferred compensation plans.

Non -Qualified Deferred Compensation, page 40

12.	Disclose the material terms with respect to payouts, withdrawals and other distributions, as required by Item 402(i)(3)(iii) of Regulation S-K. For example, state whether distributions are made in a lump sum payment or installments. Also, clarify the “limited flexibility” to change distribution elections once made. Lastly, disclose the material terms of the Trammell Crow Company DCP.

Company Response

Company Plans:

There are two relevant CB Richard Ellis deferred compensation plans: the Current DCP and the plan that was in effect prior to August 2004 (the “Pre-August 2004 Plan” and together with the Current DCP, the “Plans”). The rules of the Plans apply equally to all HCEs, including executive officers, who participate in the Plans. Under the Plans, participants can make the following distribution elections:

•	While still employed, at least 2 years after the date of election (“In-Service Withdrawals”)

•	Upon termination of employment (“Termination Distributions”)

•	In the event of unforeseeable emergencies such as serious accidental injury, loss of property due to casualty, etc.

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In-Service Withdrawals may be in a lump sum or in installments over 2, 3, 4 or 5 years. Termination Distributions may be in a lump sum (any time up to 10 years after termination) or installments over 5, 10 or 15 years (starting immediately after termination).

Changes and Unscheduled Withdrawals under the Pre-August 2004 Plan: A total of two changes are allowed for postponement or change of payment methods of scheduled In-Service Withdrawals. The new payment date must be at least one year later than the previous election. Changes must be filed at least 15 months in advance. Termination Distribution changes must be filed at least 12 months in advance of the termination date. Unscheduled withdrawals are available with a 7.5% tax penalty.

Changes and Unscheduled Withdrawals under the Current DCP: Elections to change distributions must be filed at least 15 months in advance for scheduled In-Service Withdrawals and 12 months in advance for Termination Distributions. Changes to In-Service Withdrawals and Termination Distributions are unlimited. However, any change requires that the payment start date be at least five years later than the previous election. Unscheduled withdrawals are not available under the Current DCP.

Trammell Crow Company Plan:

Officers, key employees and key qualified real estate agents of the Trammell Crow Company, selected by a committee, were permitted to defer up to 100% of 2006 and 2007 salaries, commissions, development incentive bonuses and annual cash incentive bonuses under the Trammell Crow Company Deferred Compensation Plan (“TCC-DCP”), except that the first $200,000 of base salary and commissions could not be deferred. None of our executive officers participate in the TCC-DCP. Under the TCC-DCP, participants could make the following distribution elections:

•	While still employed, at least 2 years after the date of election (“In-Service Withdrawals”)

•	Upon termination of employment (“Termination Distributions”)

•	In the event of unforeseeable emergencies such as serious accidental injury, loss of property due to casualty, etc.

An In-Service Withdrawal had to be in a lump sum. Separate elections were allowed for Termination Distributions, depending on whether the termination was by reason or death, disability, or another circumstance. A Termination Distribution could be in a lump sum or in installments over 5, 10 or 15 years.

Elections to change distributions had to be filed at least 12 months in advance. Changes were unlimited. However, any change required that the payment start date be at least

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five years later than the previous election. Unscheduled withdrawals were not available under the TCC DCP.

We intend to expand the description of the Company’s deferred compensation plans in the 2008 proxy statement.

Related Party Transactions, page 47

13.	Name the stockholders affiliated with Blum Capital Partners that as a group own 14.2% of the outstanding Class A common stock. See Item 404(a)(1) of Regulation S-K.

Company Response

Footnote 4 on page 46 of the Proxy Statement identifies the stockholders affiliated with Blum Capital Partners (the “Blum Capital Stockholders”). Our references to the stockholders comprising 14.2% of our outstanding stock was intended to refer to the Blum Capital Stockholders plus the stockholders who are obligated under the Securityholders’ Agreement (referenced on page 47 of the Proxy Statement) to vote in favor of director nominees of Blum Capital. These other stockholders are Ray Wirta and Brett White.

The Company respectfully submits to the Staff that it will modify its proxy statement disclosure in its future filings where indicated above.

In connection with responding to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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In the event you have any additional questions, please contact me directly at (310) 405-8910.

Sincerely,

/s/ Larry Midler
Larry Midler